FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For July 13, 2018

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

DESWELL ANNOUNCES FILING AND AVAILABILITY OF
 ANNUAL REPORT ON FORM 20-F

MACAO—July 13, 2018 -- Deswell Industries, Inc. (Nasdaq: DSWL) today announced that the Company has filed its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended March 31, 2018, with the United States Securities and Exchange Commission (“SEC”). The Company’s Annual Report is available on the SEC's website at http://www.sec.gov.

The Company will deliver a paper copy of its fiscal 2018 Annual Report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder within a reasonable time after request. To obtain a paper copy of Deswell's fiscal 2018 Annual Report on Form 20-F, written request should be made to Deswell Industries, Inc., 10B, Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macau, Special Administrative Region, PRC.

Deswell is an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs” and contract manufacturers. Deswell also began to distribute audio equipment in China. The company conducts all of its manufacturing activities at separate plastics and electronics operation factories located in Dongguan, People’s Republic of China. Deswell produces a wide variety of plastic parts and components used in the manufacture of consumer, automotive, medical and industrial products. Electronic products manufactured by the Company include sophisticated professional audio equipment, high end home theatre audio products, and complex printed circuit board assemblies and telecommunication products.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

/s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: July 13, 2018